SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Gmarket Inc.

(Name of Subject Company (Issuer))

eBay KTA (UK) Ltd. (Offeror)

eBay Inc. (Parent of Offeror)

(Names of Filing Persons)

Common Shares, par value KRW 100 per share

American Depositary Shares, as evidenced by American Depositary Receipts,

each representing one Common Share

(Title of Class of Securities)

The Common Shares, which are not traded on U.S. markets, have not been assigned a CUSIP number.

The CUSIP number for the related American Depositary Shares is 38012G100.

(CUSIP Number of Class of Securities)

Michael R. Jacobson, Esq.

Senior Vice President, Legal Affairs, General Counsel and Secretary

eBay Inc.

2145 Hamilton Avenue

San Jose, California 95125

Tel: (408) 376-7400

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Keith Flaum, Esq. Cooley Godward Kronish LLP Five Palo Alto Square 3000 El Camino Real Palo Alto, CA 94306-2155 Tel: (650) 843-5000 Fax: (650) 849-7400	Francis Wheeler, Esq. Cooley Godward Kronish LLP 380 Interlocken Crescent, Suite 900 Broomfield, CO 80021-8023 Tel: (720) 566-4000 Fax: (720) 566-4099

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not Applicable	Not Applicable

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the form or schedule and the date of its filing.

☒	Check the box if the filing relates to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Schedule TO contains the following exhibits:

Exhibit A	Presentation slides used for eBay Inc. investor/analyst conference call held on April 16, 2009

Exhibit B	Transcript of portions of eBay Inc. investor/analyst conference call held on April 16, 2009

Exhibit C	Presentation slides used at eBay Inc., Internet Auction Co. and Gmarket Inc. press conference held on April 16, 2009 in Seoul, Korea

Exhibit D	Email from John Donahoe, President and Chief Executive Officer of eBay Inc., to eBay employees

Exhibit E	Letter from Jay Lee, Corporate Senior Vice President, eBay Inc. & General Manager, eBay Asia Pacific, to eBay Marketplaces Asia employees

Exhibit F	Email from Joo Man Park, Chief Executive Officer of Internet Auction Co., to Internet Auction Co. employees

Exhibit G	Blog post written by Richard Brewer-Hay on eBay Ink blog, posted April 15, 2009

Exhibit H	Post on eBay iWeb intranet

Exhibit I	eBay Marketplaces Korea fact sheet

Exhibit J	Corporate biographies of Jay Lee (Corporate Senior Vice President, eBay Inc. & General Manager, eBay Asia Pacific), Joo Man Park (Chief Executive Officer, Internet Auction Co.) and Young Bae Ku (Chief Executive Officer, Representative Director, Gmarket Inc.)

Exhibit A

Investor/ Analyst Call

Gmarket & Skype

April 16, 2009

® Gmarket & Skype

April 16, 2009

Investor/ Analyst Call

® Important Information

This presentation contains forward-looking statements, including statements regarding Skype, eBay, IAC and Gmarket, that involverisks and uncertainties, and actual results could differ materially from those discussed. Forward-looking statements with respect to eBay’s agreement to acquire Gmarket include, but are not limited to, the possibility that the transaction may not close; risks associated with eBay’s international operations (including foreign currency exchange rate fluctuations and regulatory, political and economic conditions in Korea and other areas of Asia); the reaction of users and suppliers of Gmarket’s and IAC’s services to the transaction, the future growth of Gmarket’s and IAC’s services; the reaction of competitors to the transaction; the contemplated integration of the employees and certain systems of each company, and the possibility that integration following the transaction may be more difficult than expected; and the possibility that the expected benefits of the transaction may not materialize to the extent expected or at all. Forward-looking statements with respect to Skype include, but are not limited to, statements regarding the planned IPO, the anticipated continuation of Skype’s growth, Skype’s anticipated effective competition in its markets, and Skype’s anticipated future revenues and other elements of financial and business performance. These forward-looking statements involve risks and uncertainties, and actual results could differ materially from those projected in the forward-looking statements as a result of certain risk factors, including but not limited to: the impact of the credit crisis, economic downturn and other changes in political, business and economic conditions; the regulatory, intellectual property, competitive and other risks specific to Skype; the inability to manage successfully and complete the IPO, including the ability to retain and attract key employees, the risk that the IPO of Skype may not occur in its expected timeframe or at all, and other events and other important factors disclosed previously and from time to time in eBay’s filings with the U.S. Securities and Exchange Commission. More information about factors that could affect eBay’s operating results can be found in the company’s most recent annual report on its Form 10-K and its subsequent quarterly reports on Form 10-Q (available at http://investor.ebay.com or at the SEC’s website at www.sec.gov.). All forward-looking statements are based on information available to eBay on the date hereof, and eBay assumes no obligation to update such statements.

This presentation is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares or American Depositary Shares of Gmarket. At the time the offer is commenced, eBay and its acquisition subsidiary will file tender offer materials with the SEC and Gmarket will file a Solicitation/Recommendation Statement with respect to the offer. The tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other offer documents) and the Solicitation/Recommendation Statement will contain important information, which should be read carefully before any decision is made with respect to the tender offer. The Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of shares or American Depositary Shares of Gmarket at no expense to them at the SEC’s web site at www.sec.gov. Free copies of these documents will be made available upon request by mail to eBay Inc., 2145 Hamilton Avenue, San Jose, CA 95125, Attention: Investor Relations or to Gmarket Inc., 9th Floor, LIG Tower, 649-11 Yeoksam-Dong, Gangnam-Gu, Seoul 135-912, Korea, Attention: Investor Relations.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, Gmarket and eBay file annual and special reports and other information with the SEC. You may read and copy any reports or other information filed by eBay or Gmarket at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. eBay’s and Gmarket’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://wwvw.sec.gov.

M&A: Using financial strength to extend our reach

Strengthen geographic footprint

- iBazar – N° 1 des enchères entre particuliers
- tradera.com
- baazee.com – India's Biggest Marketplace
- alando – Auktionen für alle.
- Auction – an eBay company

Extend formats / products

- Shopping.com
- LOQUO
- mobile.de
- VeriSign Payment Gateway
- half.com by eBay
- MicroPlace
- opus forum
- Rent.com
- StubHub!
- MARKTPLAATS
- dba.dk
- BillMe Later
- Gumtree

Acquire key technologies

- FraudSciences
- CAMINO NETWORKS
- KURANT
- fairmarket
- afterBUY – EINFACH UMSTEIGEN
- CARad.com
- POSITRONIC

eBay Inc. - Proprietary & Confidential
3

eBay Inc.—Proprietary & Confidential 3

M&A: Using financial strength to extend our reach

Strengthen geographic footprint

Extend formats / products

Acquire key technologies

eBay Inc.—Proprietary & Confidential

Recent announcements

4

•Announced intent to IPO Skype in first half of 2010

•Great stand-alone business with strong user metrics

•Limited synergies between Marketplaces & PayPal

•Separation will allow Skype to achieve full potential

Acquire Gmarket

•Acquiring leading online marketplace in Korea

•Solidifies leadership position in Korea

•Strengthens platform for further expansion into Asia

•~$1.2B cash tender offer (assuming 100% outstanding shares are tendered)

Focusing the portfolio / Strengthening the portfolio

Separate Skype

Gmarket Deal Overview

Transaction Structure	Tender offer to acquire Gmarket (NASDAQ: GMKT). Signed agreement to tender with Interpark, Chairman Lee, Yahoo!, and Young Bae Ku representing ~67% ownership (including exchange of IAC shares)
Purchase price	$24 per share (~$ 1.2B assuming 100% of all outstanding shares are tendered)
Timing of Close	Late Q2 2009
2009 Financial Impact to eBay (from close to end of year)	Revenues: $120 - $130M Non-GAAP* EPS: Modestly accretive GAAP EPS: Dilutive by $0.04 to $0.05

AUCTION

Gmarket

eBay Inc. - Proprietary & Confidential

5

eBay Inc.—Proprietary & Confidential

Gmarket Deal Overview

5

Transaction StructureTender offer to acquire Gmarket (NASDAQ: GMKT). Signed agreement to tender with Interpark, Chairman Lee, Yahoo!, and Young Bae Ku representing ~67% ownership (including exchange of IAC shares)

Purchase price$24 per share (~$ 1.2B assuming 100% of all outstanding shares are tendered)

Timing of CloseLate Q2 2009

2009 Financial Impact to eBayRevenues$120 -$130M

Non-GAAP* EPS Modestly accretive GAAP EPSDilutive by $0.04 to $0.05

(from close to end of year)

* For information on how non-GAAP financial measures are calculated, please refer to eBay’s fourth quarter and full year earnings release issued on January 23, 2009.

About Gmarket

Strong management team

Current Ownership structure
- Insider 54%, Institutional 37%, Other 9%

Gmarket's Revenue and Margin

GAAP OP (%)
Rev.
(Unit:: million ₩, %)
300
250
200
150
100
50
0
20%
15%
10%
5%
0%
2005
2006
2007
2008

eBay Inc. - Proprietary & Confidential
6

eBay Inc.—Proprietary & Confidential

About Gmarket

6

Gmarket’s Revenue and Margin

(Unit:: million ?, % )

Rev.

GAAP OP (%)

Korea’s leading online marketplace

•GMV ?4.0T ($ 3.2B)

•Revenue ?279B($ 221M)

•17.8% GAAP Operating Margin

Compelling user experience

•Strong merchandising

•Optimized tools for high volume sellers

Strong target market

•New, in-season product focus

•Fashion oriented categories, ~97% fixed price

Strong management team

Current Ownership structure

•Insider 54%, Institutional 37%, Other 9%

05010015020025030020052006200720080%5%10%15%20%

eBay Inc.—Proprietary & Confidential

Strategic Rationale

7

Korea… an attractive market for additional investment• 6th largest eCommerce market in the world

•~15% eCommerce growth in ‘08 and estimated 13% CAGR through 2013 (1)

•Online retail expected to gain share… ~10% of total retail in 2010 (2)

?Combined entity Gmarket/ IAC will solidify leadership position• Complementary buyer segments; IAC strong in male 30’s and Gmarket strong in female 20’s demographics

?Significant and attainable synergies

?Enables longer-term expansion into other Asian markets

(2)	Samsung economic research institutes 2008 Jan
(1)	IDC estimates

More powerful together

Complementary strengths

eBay AUCTION

w/ synergistic opportunities

Gmarket

eBay Inc. - Proprietary & Confidential

8

eBay Inc.—Proprietary & Confidential

More powerful together

8

Complementary strengths

•Leading brand (#1)

•User interface. Strong focus

on merchandising

•Leader in female (20’s)

segment

•Strength in fashion

categories

•Innovative marketing

(online, offline & couponing)

•Strong brand (#2)

•User interface…primary

focus on search & browsing

•Leader in +30’s user

segment

•Strength in computers,

electronics & sports

categories

w/ synergistic

opportunities

®

With synergistic opportunities

Two strong brands w/ significant synergies

Sources of
Operational Synergies
Operating expenses
(customer support, g&a, site ops, pd)
Marketing
Transaction processing
Eliminate redundancies… automation
Efficiencies in online and offline marketing, including couponing
Consolidate agreements… renegotiate by leveraging volume

eBay Inc. - Proprietary & Confidential

9

eBay Inc.—Proprietary & Confidential

With synergistic opportunities

9

Operating expenses

(customer support, g&a, site ops, pd)

Marketing

Transaction processing

Sources of

Operational Synergies

Consolidate agreements… renegotiate by leveraging volume

Efficiencies in online and offline marketing, including couponing

Eliminate redundancies… automation

Two strong brands w/ significant synergies

Efficient capital allocation

Cash balance*
(in $billions)
3.2
International
2.9
US
0.3
Q4 08 Ending

* Cash balance includes cash and cash equivalents

eBay Inc. - Proprietary & Confidential

10

eBay Inc.—Proprietary & Confidential

Efficient capital allocation

10

•At year end 2008, ~90% of our

cash balance* was held offshore

•Significant portion of our free cash

flow is generated internationally

Strong cash position and cash generation offshore

will fund the acquisition 0.32.9Q4 08 Ending

3.2

Cash balance*

(in $billions)

*	Cash balance includes cash and cash equivalents

International

US

eBay Inc.—Proprietary & Confidential

Summary

11

Extending our leadership globally and positioning our company for growth

—Separating Skype enables us to focus on our core

growth portfolio, while maximizing its full potential and value

—Gmarket extends our leadership position in Korea and further strengthens our Marketplaces business

Exhibit B

Transcript of portions of eBay Inc. investor/analyst call held on

April 16, 2009

Moderator: Mark Rowen

Operator: Good day everyone and welcome to today’s eBay conference call. Today’s conference is being recorded.

At this time, I’d like to turn the call over to Mr. Mark Rowen, Vice President of Investor Relations. Please go ahead, sir.

Mark Rowen: Thank you. Good morning; I thank you for joining us and welcome to our conference call relating to the announcements we recently made.

Joining me today on the call are John Donahoe, our Chief Executive Officer and Bob Swan, our Chief Financial Officer.

We’re providing a slide presentation to accompany the commentary during the call. This conference call is also being broadcast on the Internet and both the presentation and call are available through the investor relations section of the eBay Web site at investor.ebay.com.

Before we begin, I’d like to remind you that during the course of this conference call we may discus some non-GAAP measures in talking about our company’s performance. In addition, management may make forward-looking statements relating to our future performance that are based on our current expectations, forecasts and assumptions and involve risks and uncertainties including those related to the company’s ability to grow its businesses, user base and activity.

Our actual results may differ materially from those discussed in this call for a variety of reasons including but not limited to our increasing need to grow revenues from existing users and establish markets, an increasingly competitive environment for our businesses, the complexity of managing a growing company with the broad range of businesses our need to manage regulatory, tax, IP and litigation risks including risks specific to PayPal and the financial industry and risks specific to Skype’s technology and the VoIP industry. Our need to upgrade our technology and customer service infrastructure to accommodate growth at reasonable costs while adding new features and maintaining site stability. Foreign exchange rate fluctuations, changes in political, business, and economic conditions, our ability to profitability expand our business model to new types of merchandise and sellers and the impact and integration of recent and future acquisitions.

You can find more information about factors that could affect our operating results in our most recent annual report on Form 10-K and our subsequent quarterly reports on Form 10-K. You should not unduly rely on any forward-looking statements which are based on information available to us on the date here of and we assume no obligation to update such statements.

And now, let me turn the call over to John.

John Donahoe: Thank you, Mark and good morning everyone. We’ve announced two important decisions this week that focus and strengthen our company and deliver value to our shareholders.

[portions omitted]

Secondly, we’re now announcing today that we’re acquiring Gmarket, Korea’s largest online marketplace and combining it with our existing Korean marketplace Internet Auction Company or IAC. Both are strong fixed price marketplaces and this strategic acquisition significantly strengthens our position in Korea and our core marketplace business.

Now, these moves are consistent with the growth strategy we outlined in March at our analyst day. And I’d like to just to take a brief moment to recap what we said that day. Our company’s fundamental is connecting buyers and sellers and doing so in innovative ways. It’s how we have grown and will continue to grow this company over the long-term.

As I said, we have two strong dynamic core growth engines e-commerce and online payments. We’re positioning our company to compete and win in these core businesses which involve building, deploying and leveraging a wide range of e-commerce platforms that are focused on connecting buyers and sellers.

Now, the core eBay business is focusing on where we can win and we’re strengthening the ways in which we compete in e-commerce. We’ll continue to be one of the winners in a changing e-commerce landscape. It’s not a winner take all. Similar to offline retail e-commerce will have multiple winners each focused on target segments. And Gmarket adds to our e-commerce capabilities in Korea and in broader Asia.

[portions omitted]

Now, let me turn to Gmarket. As you know we’ve been in Korea for a long time, more than 7 years. And we built a leading position with our successful IAC business. We’ve also long admired Gmarket, today’s market leaders, which is led by Mr. Ku, President and CEO. Now, Mr. Ku will continue to lead Gmarket as part of the combined organization. And Gmarket is an innovative and competitive platform and one that is very complimentary to our current business. The combination of Gmarket and IAC gives us an extremely strong leadership position and team in Korea, which is one of the world’s largest and most dynamic and innovative e-commerce markets.

There are strong synergies between IAC and Gmarket enabling us to offer more opportunities for sellers in Korea and better serve complementary consumer segments. While we’ll operate Gmarket and IAC as separate sites there are significant opportunities to free up resources by eliminating back office redundancies. Gmarket significantly strengthens our e-commerce portfolio in Korea and gives us added capabilities with a proven platform to expand into other Asian markets over the longer term.

Through the combined business, eBay will be able to offer benefits for both Gmarket and IAC sellers such as tools for quick simultaneous listing across both platforms and enhanced experienced for buyers to improve selection, incentives and loyalty programs. The combination also provides necessary support for Korean sellers to access eBay’s global network and sell to buyers in other countries.

We believe that the immediate value created in Korea coupled with the longer term opportunities in Asia make this a very attractive acquisition and represents a strategic use of our cash that strongly supports growth in our business. Asia is an increasingly important region for eBay and this gives us a more powerful competitive foothold for longer term growth.

So we’re strengthening our portfolio to compete and win in e-commerce and online payments. And we’re taking a disciplined approach to our use of capital. We believe that separating Skype is the right answer to focus our company and we’re excited about adding Gmarket to the eBay portfolio to strengthen one of our two core businesses.

Now before taking questions, let me turn it over to Bob who will provide you with more specifics.

Bob Swan: Thank you, John and good morning everyone. I’ll spend the next few minutes discussing the financial context of the announcements we’ve made in the past few days.

One of the advantages of our strong financial position in these turbulent times is that we’re able to capitalize on opportunities to strengthen our businesses. As we discussed last month at our analyst day, our M&A strategy is three-fold. First, to expand or strengthen our geographic footprint which is what the Gmarket acquisition is meant to accomplish. Secondly, to expand our products or formats for bringing buyers and sellers together and third, to acquire key technologies that enable our businesses.

[portions omitted]

Now, let me turn to Gmarket. The combination of IAC, our Korean marketplace with Gmarket gives us an exceptionally strong leadership position in Korean online e-commerce and strengthens our platform for further expansion in Asia. I’m excited about this deal.

As you know in May 2008, we sought preliminary approval to combine these companies from Korea’s FTC. And we received preliminary approval in the fall and we began negotiating this deal in earnest. I’m confident these combined businesses will generate significant value for our shareholders.

The transaction is a cash tender offer for $24 per share for all out standing share for all out standing shares of Gmarket a 20% premium to yesterday’s closing price for a total purchase price of up to $1.2 billion assuming all shares are tendered. We signed agreements to tender with (Interpark), Chairman Lee, Yahoo! and Mr. Ku which will represent approximately 67% ownership of Gmarket including the exchange of IAC shares into Gmarket.

We expect to close the deal late in the second quarter and will finance the acquisition with cash held overseas. For 2009, this deal will approximately 120 to 130 million to eBay’s top line and will be modestly accretive to EPS on a non-GAAP basis. On a GAAP basis, we expect it to be dilutive to EPS by 4 to 5 cents.

Gmarket is a leader in online commerce in Korea with strong revenue growth and expanding profit margins. In 2008, the company reported revenues of 221 million and operating margins of approximately 18% up 6 points from the prior year. As John indicated, Gmarket has a strong management team and provide a compelling user and product experience.

The strategic rational for this deal is sound. Korea is an attractive market for additional investment. It is the sixth largest e-commerce market in the world with future growth rates estimated to be in the low double digits, as the online channel continues to gain share of retail.

Asia is an increasingly important region for eBay and this more gives us a powerful competitive foothold for the long-term growth. Gmarket is a business that is complementary to our IAC business in Korea. The combined deal enables us to offer more opportunities to sellers while better serving the complementary buyer segments in new and exciting ways.

From the valuation perspective, the fundamentals of Gmarket are strong and the combination of the two businesses will provide opportunities for capturing significant synergies. Our degree of confidence in achieving these synergies is high and we believe the acquisition will deliver a strong return on capital to our shareholders.

Sources of operational synergies will be in the form of improved transaction processing costs, more efficient online and offline marketing and lower operating expense through the elimination of backend redundancies. As I mentioned previously, we will finance the acquisition with international cash. A significant portion of our cash balance is off shore and a significant portion of our free cash flow is generated offshore as well. At the end of 2008, we held $2.9 billion of our $3.2 billion cash outside of the U.S. In addition, we expect to generate a significant portion of our future free cash flows offshore.

In closing, we’re excited about the strategic decisions we’ve announced this week which will serve to focus and strengthen our portfolio. Our decision to IPO Skype in the first half of 2010 will enable us to maximize its full potential while focusing on our two core growth businesses, eBay and PayPal. The acquisition of Gmarket extends our leadership position in Korea, and further strengthens our marketplace’s business. We believe the combination will serve our community of buyers and sellers with enhanced levels of service.

With that, we will open up for questions. Operator?

Operator: Thank you. [portions omitted]

We’ll take our first question from Doug Anmuth with Barclays Capital.

Doug Anmuth: Thanks for taking my questions. Two quick ones. First, you talked about the potential for further expansion in Asia. Can you talk about whether you do have any plans currently to reenter China or Japan?

[portions omitted]

John Donahoe: Thanks, Doug. Let me – I’ll take each of those. In terms of expansion into Asia, we think Gmarket’s platform offers nice potential to expand into other countries in Asia. In fact, Mr. Ku, who is the executive that is really big on building Gmarket, has a strong interest in driving that initiative and has some early, early work that he’s done in both Japan and in Singapore.

But quite clearly, our focus is going to be on achieving the value of in Korea and solidifying our leadership position over the next 6 to 12 months. And then we’ll be looking at ways to expand in other parts of Asia probably starting with Japan and other parts. I think China we’re going to continue to push ahead with our current joint venture.

And in terms of the – and continue in China with your strong cross border business which is continuing to grow both in eBay and PayPal. It’s just phenomenal what that business continues to do.

[portions omitted]

Mark Rowen: Next slide, please.

Doug Anmuth: Thank you.

Operator: We’ll go next to Mark Mahaney with Citi.

Mark Mahaney: Thanks. Two quick questions. The PayPal opportunity because of this acquisition is there any data points you have or anything you can disclose about how well PayPal is doing in that market? Is there any PayPal usage on Gmarket? Is that a revenue – potential revenue opportunity?

And then in terms of expanding beyond Korea, maybe as a data point anything you have on how much of the activity on IAC or in Gmarket is cross border, is actually currently all ready occurring outside of Korea? Thank you.

John Donahoe: Thanks, Mark. In terms of the PayPal opportunity, I would say yes in the medium term but not in the short term. As you probably know, Korea is a completely escrow market. It’s one of the reasons that e-commerce has taken off so powerfully in Korea because there’s no problems with trust whatsoever because of the escrow payment system.

Now, PayPal is not very penetrated in Korea except for cross border. And PayPal is working on product capabilities that, in essence, allow it to offer an escrow capability which we think is going to be required in Asia over time. So we see very good growth opportunity for PayPal in the medium term but there’s not going to be anything that will immediately take place because both for IAC and for Gmarket most all of the payments are through escrow.

Now, we see over time an actual opportunity to achieve synergies once we can integrate PayPal because it will reduce the credit card piece that both businesses pay.

In terms of cross border frankly there’s been minimal thus far because of the language barrier. Most Korean sellers just list in Korean on their – on IAC and Gmarket. And so there’s not a whole lot that’s been done thus far. That said, we see now an opportunity. We have enough scale in Korea now where we can invest in essence language translation capabilities so that we can bring the very good inventory that exists in Korea exposure to our worldwide network. And that’s something that I know that the team at Gmarket and at IAC are interested in and something we’ll be pursuing that we think is an opportunity.

Mark Mahaney: Thank you, John.

Bob Swan: And Mark, I would just say that as we pursue opportunities for more cross border trade from the two platforms that’s where PayPal is uniquely positioned to help accelerate the growth with a safe secure way to pay with PayPal and cross border. That’s how we’ve grown our China cross border as well.

John Donahoe: And we’re just seeing the benefits of these low cost Asian sourcing. I mean the China business just continues to have a strong cross border dimension and we want to add to that throughout Southeast Asia and Korea.

Mark Rowen: Next slide, please.

Operator: We’ll go next to James Mitchell, Goldman Sachs.

James Mitchell: Thank you very much for taking my question. Can you talk about the implicit valuation being placed on the Internet auction in the transaction? It looks like it’s 6 or $700 million. And also I think in the past since that auction has been very low margin at least on Korean GAAP could you talk about the opportunity to boost margins in that business?

Bob Swan: Yes, let me answer the second one first, James. There’s obviously some fairly significantly differences between Korean GAAP and U.S. GAAP. And as a result our margins of – the stated margins in our disclosures in Korea had been relatively low. On a U.S. GAAP basis they’re higher than the local disclosures.

Secondly, as I mentioned in the prepared comments, we do see opportunities for significant synergies both through scale, both through back office, back office redundancies. But also through understanding and leveraging each other’s cost structure to see where the best practices lie in an effort to drive the combined businesses, margins, margins up over time. So we do see the opportunities to do that.

In terms of the value on the IAC entity, in essence, the transaction is kind of a simultaneous three stage transaction. And stage 1 is the existing shareholders agreeing to tender including (Interpark), Chairman Lee, Yahoo! and Mr. Ku. Stage 2 is a merger of IAC and the Gmarket. And through the nature of that gross – Gmarket will acquire the shares of IAC at a Gmarket valuation of $24 per share. And that will increase our equity ownership in Gmarket by roughly 15%. And the third stage is obviously then the remaining tender for all out standing shares.

James Mitchell: So Gmarket buying out IAC at $24 per share would imply somewhere around a 5 or $600 million valuation on IAC?

Bob Swan: Your math is in the ballpark.

James Mitchell: OK. Thank you.

Mark Rowen: Next slide, please.

Operator: We’ll go next to Crista Quarles with Thomas Weisel Partners.

Crista Quarles: Yes, I just wanted to follow up a little bit on the margin stuff. Over time you know it’s our understanding that they – I guess as you look at your long-term margin profile for the core marketplace at 35 to 45%. Does that sort of sway you in one direction or another in terms of, as you think about, putting the best practices of Gmarket into the eBay platform if that changes that at all. And then I have a follow up.

Bob Swan: Yes, first of all, Crista, we’re looking at the margins in Korea that had historically been lower. We believe by combining these – lower than kind of the overall marketplaces segment margins. We believe by combining these two businesses, we will increase margins but still expect that margins in the Korea market itself will be relatively lower than overall margins in the portfolio as a whole.

To the extent that the combined business enables us to grow faster and grow margin dollars faster in other regions of the world, we obviously will make that trade off to accelerate growth even if it means margin rates are lower over time.

Crista Quarles: And does this also mean that you know kind of moving towards more of a controlled marketplace the way that sort of Amazon’s third party business works and how we perceive Gmarket’s business ultimately works?

John Donahoe: I’m not exactly sure what you mean by controlled marketplace. I think the – you know Gmarket and IAC are very similar marketplaces. So it’s a marketplace we’re quite familiar with. And what is different about Korea, really are two things. One there – it’s virtually 100% fixed price and new items and two the escrow product which adds trust to their system. So we’ll leverage what we can learn from that. We’ve learned a lot about fixed price marketplace through our ownership of IAC. And we’ll leverage that globally.

As is said in our analyst day, I think our ambition is not to copy anybody. Our ambition is to leverage the unique assets globally that we’ve got and win in the secondary market, which we think requires a different kind of marketplace, one that’s got both the capacity to handle use items, the capacity to handle, new items, but may be opened or new that are one life cycle or one product life cycle out of retail as well as the latest items. And that’s going to require both an auction format and a fixed price format. That’s going to require a broader set of sellers, large and small than more narrow marketplaces or more retail marketplaces.

And we think our – the Gmarket capabilities and our IAC capabilities are one piece of helping us build that over time.

Crista Quarles: Great. Thanks.

Mark Rowen: Next slide, please.

Operator: We’ll go next to Steve Weinstein with Pacific Crest.

Steve Weinstein: Great, thank you. When you initially were seeking permission to start talks with Gmarket you had to I guess accept certain concessions regarding how you would be pricing if you took on this kind of market power. Has there been any change to do that? Or are you expecting any newer kind of regulations as a result of this?

Bob Swan: Steve as you know we’ve been working with the KFTC for a while now and continue work with them with this announcement and expect that we’ll get – while we have preliminary clearance expect we’ll have final clearance in relatively short order and don’t anticipate any changes in terms of conditionality from the preliminary ruling.

Steve Weinstein: Great. Thank you.

John Donahoe: And valuation is justified on the cost synergies. So we had agreed we won’t raise fees to sellers and we reaffirm that. We think the value in this deal is to achieve the cost synergies and we think we can get enhanced growth by cross merchandising across these two platforms. What’s interesting about these two platforms is they have very complementary focus. So IAC is quite strong on males over 30 and in the kind of products they buy which tend to be more consumer electronics.

Gmarket is very strong in the fastest growing segment in Korea which is young females. In fact, 78% of the women in Korea in their 20s visit Gmarket once a month. And thus Gmarket is also strong then in the products they tend to buy which are more fashion oriented, clothing, shoes and accessories. And we think there’s a very nice opportunity to continue to penetrate these two complementary segments but begin to cross merchandise. So that’s where we see a lot of the value coming.

Mark Rowen: Next slide, please.

Operator: We’ll go next to Heath Terry, FBR.

Heath Terry: Great. Thank you. I’m just wondering first if there’s any intention or sense at this point of maintaining any ownership post the Skype IPO. And then also you look at the Gmarket technology versus where eBay’s platform is whether there are any kind of longer term advantages to this that benefits – that would actually benefit the core eBay marketplace’s business.

[portions omitted]

John Donahoe: And Heath in terms of Gmarket’s platform, as I said earlier it’s – what we really like about it is it’s been built such that it can expand into other countries across Asia so both the language capabilities and the flexibility to enable it to roll out into Japan or roll out into other countries in Southeast Asia. And the part that’s in Korea is frankly very similar to our IAC platform. Both are geared to succeeding in Korea and have really out standing capabilities in terms of loyalty and merchandising and incentives. Some of the best loyalty programs around are in Korea. But what we really like about the Gmarket platform is it’s potential to expand into other regions of the world for a fixed price offering.

Heath Terry: Great. Thank you.

Mark Rowen: Next slide, please.

[portions omitted]

Mark Rowen: Next slide, please. Operator, we have time for one last question.

Operator: OK. We’ll take our final question from Jeffrey Lindsay with Sanford Bernstein.

Jeffrey Lindsay: Thank you. I’ve got to ask two things. Do your agreements with your current joint venture partners in the Asia Pacific region do they present any obstacles to operating in China and Japan with Gmarket?

[portions omitted]

John Donahoe: Why don’t I take the first? And Bob, you take the second. In terms of joint venture partners and our current arrangements we have a good joint venture with (Tom) in China and will continue with that joint venture and continue to revisit it on an ongoing basis. And then we have arrangements in Japan with Yahoo! Japan and we will – those don’t prevent us from pursuing what we – any path with Gmarket in Japan.

[portions omitted]

Jeffrey Lindsay: Great. Thank you.

Mark Rowen: All right. Thank you for joining us. And we will be back with you next week on our earnings call.

Male: Thanks, everyone.

Male: Thanks.

Operator: Ladies and gentlemen, that does conclude today’s conference. We appreciate your participation. You may disconnect at this time.

END

Press Conference: eBay , Gmarket, IAC Korea as Ecommerce Platform of Asia April 2009 Exhibit C

eBay Inc. confidential
Important Information
This presentation contains forward-looking statements, including statements regarding eBay, IAC and Gmarket, that involve risks and uncertainties, and actual results could differ materially from those discussed. Factors that could cause or contribute to such differences include, but are not limited to, the possibility that the transaction may not close; risks associated with eBay's international operations (including foreign currency exchange rate fluctuations and regulatory, political and economic conditions in
Korea and other areas of Asia); the reaction of users and suppliers of Gmarket’s and IAC’s services to the transaction; the future growth of Gmarket’s and IAC’s services; the reaction of competitors to the transaction; the contemplated integration of the employees certain systems of each company, and the possibility that integration following the transaction may be more difficult than expected; and the possibility that the expected benefits of the acquisition of Gmarket may not materialize to the extent expected or at all. More information about factors that could affect eBay’s operating results can be found in the company’s most recent annual report on its Form 10-K and its subsequent quarterly reports on Form 10-Q (available at http://investor.ebay.com or at the SEC’s website at www.sec.gov.). All forward-looking statements are based on information available to eBay on the date hereof, and eBay assumes no obligation to update such statements.
This presentation is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares or American Depositary Shares of Gmarket.  At the time the offer is commenced, eBay and its acquisition subsidiary will file tender offer materials with the U.S. Securities and Exchange Commission (the “SEC”) and Gmarket will file a
Solicitation/Recommendation Statement with respect to the offer. The tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other offer documents) and the Solicitation/Recommendation Statement will contain important information, which should be read carefully before any decision is made with respect to the tender offer. The Offer to
Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation
Statement, will be made available to all holders of shares or American Depositary Shares of Gmarket at no expense to them at the SEC’s web site at www.sec.gov.  Free copies of these documents will be made available upon request  by mail to eBay Inc.,
2145 Hamilton Avenue, San Jose, CA 95125, Attention: Investor Relations or to Gmarket Inc., 9th Floor, LIG Tower, 649-11
Yeoksam-Dong, Gangnam-Gu, Seoul 135-912, Korea, Attention: Investor Relations.
In addition to the Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the
Solicitation/Recommendation Statement, Gmarket and eBay file annual and special reports and other information with the SEC.
You may read and copy any reports or other information filed by eBay or Gmarket at the SEC public reference room at 100 F
Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room.  eBay’s and Gmarket’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://wwvw.sec.gov.

3
Overview of Acquisition
Stakeholder Proportion(%) # of Shares
Interpark
Ki Hyung Lee, Chairman of Interpark
29.01
5.20
14,599,900
2,615,500
Shareholders (including American Depository Shares listed on NASDAQ)
Yahoo! Korea
56.84
8.95
28,610,690
4,505,650
Total 100.00 50,331,740
• History
- KFTC granted preliminary conditional approval for eBay to purchase up to 100% of Gmarket shares (September 2008)
- eBay signed definitive agreements regarding eBay’s acquisition of Gmarket shares through a cash tender offer and the combination of the Gmarket and IAC businesses (April 2009)
• Summary of Terms
- eBay has agreed to acquire up to 100% of outstanding Gmarket shares through a cash tender offer of U$ 24.00 per share
- Members of Grocer’s management and other investors including Interpark and Ki Hyung Lee, Chairman of Interpark, holding 52% of the outstanding Gmarket shares have agreed to tender their Gmarket shares into the tender offer
- IAC and Gmarket businesses will be combined following the completion of the tender offer
• Gmarket Stakeholder Structure

4
Korea: A Strong Platform for E-commerce Expansion Throughout Asia
Korea has a significant e-commerce market with consumers of high purchasing power
• As of 2008, the Korean market is the 6 largest after US, DE, UK, CH and
JP (1)
• A Korean Internet user buys U$ 954 worth of goods per year thru e-commerce, highest among northeast Asian nations (2)
- Korea (U$954)> Japan (U$533)> China (U$323)
The acquisition is a compelling investment for eBay to build a platform for Asian market growth
• Gmarket is posting fast growth with innovative biz models and services
- Korea’s leading online marketplace with KRW 3.9 trillion in GMV in 2008
- KRW 279 billion in revenue in 2008
• Gmarket has laid a foundation for sustainable growth
The acquisition demonstrates eBay’s commitment to growing Asian market
• The acquisition is a strong sign that shows eBay’s long-term strategy in Asia
• The successful Korean e-commerce platform will lay the foundation for eBay’s expansion to Asia-
Pacific and other regions
(1) IDC Marketplace Model, January 2009. Excluding Travel & Reservation, 21% including Travel & Reservation
(2) IDC Marketplace Model, January 2009, ComScore, December 2008
1
2
3
th

5
Combining IAC and Gmarket Will Enhance Customer Value
5
Improve finding for buyers
though best practice sharing
Gain greater business value
by streamlining operations,
collaborate on marketing efforts
and competitive strategies
-Korean sellers will have more access
to world wide buyers with eBay’s
Cross Border Trade Program
-Expand to global market leveraging
Gmarket/IAC platform
Provide buyers with
more selection
and better e-commerce prices
Expand sales opportunity
by exploring new businesses
with respective
business strengths

6
6
Presence
in
39
Markets
Europe
Austria Belgium
France Germany
Ireland Italy
Netherlands Poland
Spain Switzerland
Sweden UK
Americas
USA
Canada
Argentina*
Brazil*
Chile*
Colombia*
Costa Rica*
Dominicana*
Ecuador*
Mexico*
Panama*
Peru*
Uruguay*
Venezuela*
*MercadoLibre sites
Asia Pacific
Australia
China
Hong Kong
India
Japan**
Korea
Malaysia
New Zealand
Philippines
Singapore
Taiwan
Thailand**
Vietnam
Minority investment eBay site
CBT Program (1)
As World’s Online Marketplace, eBay Has A Presence in 39 Markets with
More Than 86 Million Active Users
**Joint venture or commercial agreement

7
•
Global demand for ‘Made in Korea’ products
expected to grow, partly thanks to strong
dollar
•
CBT Support Program for Korean Sellers
– Offer comprehensive CBT seller training
programs
– Establish call center for CBT sellers
– Partner with the Korean authorities to better
support sellers
– Selectively support CBT listing fees
– Partner with shipping agency for competitive
shipping price
– Share best seller marketing practices to
attract buyers according to country attributes
CBT Program(2)
Provide Support for Korean Sellers Who Want to Participate in Cross
Border Trade through eBay’s Platform

8
Summary
Gmarket and IAC will…
8
•
Contribute to development of Korean ecommerce market
– Continue to build a better, sophisticated online marketplace platform
– Pursue sustainable, healthier growth of the entire ecommerce market
– Keep offering innovative services with ‘win-win-win’ effect for company, buyers and sellers
•
Expand to global market leveraging Gmarket/IAC platforms
•
Contribute to the Korean economy by supporting export of small-and-
medium sized businesses

Exhibit D

SUBJ: Expanding in Korea and Beyond

To all employees,

Today we announced a bold step in expanding our leadership position in Asia with our agreement to acquire Gmarket, Korea’s largest online marketplace. Click here to read more on iWeb.

Through this acquisition, we will combine Gmarket with IAC, our existing marketplace business, to create an e-commerce powerhouse that will not only benefit consumers and sellers in Korea, but will also help us strengthen our Asia business overall.

This is an incredible opportunity for us to do what we do best — connect buyers and sellers in new and innovative ways. Korea already has a thriving, dynamic Internet culture and is the sixth largest e-commerce market in the world. We know Gmarket and IAC together will only improve on this, generating significant value to consumers and sellers in complementary markets. While IAC is strong among males in their 30s and is a leader in electronics and technology, Gmarket is popular with females in their 20s and is dominant in clothing and fashion.

Although Gmarket and IAC will maintain separate sites, we plan to combine operations and leverage best practices across both businesses. Again, consumers and sellers win.

And that’s what this is all about — competing fiercely to win. With this acquisition, we gain a firm foothold to expand in one of the most important e-commerce markets in the world. I want to thank everyone who was involved in making this deal happen, especially those people and teams in San Jose and in Korea who worked tirelessly to get the details right. I know the combination will be great … I can’t wait to see what IAC and Gmarket can do together.

Thanks,

John

This announcement is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares or American Depositary Shares of Gmarket. At the time the offer is commenced, eBay and its acquisition subsidiary will file tender offer materials with the U.S. Securities and Exchange Commission (the “SEC”) and Gmarket will file a Solicitation/Recommendation Statement with respect to the offer. The tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other offer documents) and the Solicitation/Recommendation Statement will contain important information, which should be read carefully before any decision is made with respect to the tender offer. The Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of shares or American Depositary Shares of Gmarket at no expense to them at the SEC’s web site at www.sec.gov. Free copies of these documents will be made available upon request by mail to eBay Inc., 2145 Hamilton Avenue, San Jose, CA 95125, Attention: Investor Relations or to Gmarket Inc., 9th Floor, LIG Tower, 649-11 Yeoksam-Dong, Gangnam-Gu, Seoul 135-912, Korea, Attention: Investor Relations.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, Gmarket and eBay file annual and special reports and other information with the SEC. You may read and copy any reports or other information filed by eBay or Gmarket at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. eBay’s and Gmarket’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

Exhibit E

Acquiring Gmarket to drive complementary ecommerce growth in Korea

To All Marketplaces Asia Employees,

I am pleased to announce that we are extending our reach in Korea with today’s news that we have signed a definitive agreement to acquire Gmarket, Korea’s largest online marketplace. Through this acquisition, we are bringing together two fantastic businesses and e-commerce brands – Gmarket and IAC. When combined, they will represent close to 10% of eBay’s global marketplace.

Combining Gmarket and IAC is a strategic fit that will generate significant value to consumers and sellers in complementary markets. IAC is strong among males in their 30s while Gmarket is popular with females in their 20s. Our product categories are also complementary: IAC is a leader in electronics and technology while Gmarket enjoys market leadership in clothing and fashion.

We are excited to have the talented and dedicated employees of Gmarket join our committed and hard working team. Similar to IAC, the Gmarket team has built a performance-driven organization focused on superior execution and responsiveness to meeting buyer and seller needs. I look forward to working closely with the Gmarket management team to further extend our leadership position.

The two companies will maintain separate websites. Domestically, we believe this combination will lead to a marketplace that provides the best value and selection for Korean buyers and access to a larger user base for sellers.

A combined Gmarket and IAC will also provide a firm foundation as we continue to expand our international footprint to other parts of Asia, and, in effect, a stronger, deeper platform for growth in other countries.

We are truly excited about this opportunity. eBay is about connecting buyers and sellers across the e-commerce format of their choice, and bringing Gmarket into the eBay family will allow us to do just that.

Please join me in welcoming the Gmarket team.

Sincerely,

Jay

Additional Information and Where to Find It

This announcement is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares or American Depositary Shares of Gmarket. At the time the offer is commenced, eBay and its acquisition subsidiary will file tender offer materials with the U.S. Securities and Exchange Commission (the “SEC”) and Gmarket will file a Solicitation/Recommendation Statement with respect to the offer. The tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other offer documents) and the Solicitation/Recommendation Statement will contain important information, which should be read carefully before any decision is made with respect to the tender offer. The Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of shares or American Depositary Shares of Gmarket at no expense to them at the SEC’s web site at www.sec.gov. Free copies of these documents will be made available upon request by mail to eBay Inc., 2145 Hamilton Avenue, San Jose, CA 95125, Attention: Investor Relations or to Gmarket Inc., 9th Floor, LIG Tower, 649-11 Yeoksam-Dong, Gangnam-Gu, Seoul 135-912, Korea, Attention: Investor Relations.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, Gmarket and eBay file annual and special reports and other information with the SEC. You may read and copy any reports or other information filed by eBay or Gmarket at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. eBay’s and Gmarket’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

Exhibit F

Email to IAC Employees

Hi everyone,

We will soon be announcing to the press that eBay Inc. and Gmarket today jointly announced a definitive agreement for eBay to purchase Gmarket. There is an All Hands meeting scheduled at 5:00 PM today where we can discuss this in more details and answer your questions.

I firmly believe the combination of two leading online marketplaces, Gmarket and IAC, will set a significant milestone in the nation’s history of ecommerce if we work together to create synergies with complimentary capabilities of both organizations,

Under the umbrella of eBay, Gmarket and IAC will maintain separate brands and websites. Young Bae Ku, Gmarket’s CEO will work together to drive our future growth and expectation. By the end of 2009, Mr. Ku and I will have built significant strategies regarding business growth and organizational integration. From the year 2010, I and Mr. Ku will lead the domestic and international business, respectively, of the combined organization.

IAC introduced the business model of online marketplace to Korea after eBay’s acquisition, having grown into the nation’s representative ecommerce marketplace. Such an outstanding success would have been impossible without your constant effort and dedication. I would like to take this opportunity to offer my deepest appreciation to all of you for staying focused and for all of your hard work.

IAC and Gmarket, once competitors, have become family under the eBay umbrella. From now on, our common goal should be to concentrate on offering our customers better service and value.

All the best,

Jooman Park

Additional Information and Where to Find It

This email is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares or American Depositary Shares of Gmarket. At the time the offer is commenced, eBay and its acquisition subsidiary will file tender offer materials with the U.S. Securities and Exchange Commission (the “SEC”) and Gmarket will file a Solicitation/Recommendation Statement with respect to the offer. The tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other offer documents) and the Solicitation/Recommendation Statement will contain important information, which should be read carefully before any decision is made with respect to the tender offer. The Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of shares or American Depositary Shares of Gmarket at no expense to them at the SEC’s web site at www.sec.gov. Free copies of these documents will be made available upon request by mail to eBay Inc., 2145 Hamilton Avenue, San Jose, CA 95125, Attention: Investor Relations or to Gmarket Inc., 9th Floor, LIG Tower, 649-11 Yeoksam-Dong, Gangnam-Gu, Seoul 135-912, Korea, Attention: Investor Relations.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, Gmarket and eBay file annual and special reports and other information with the SEC. You may read and copy any reports or other information filed by eBay or Gmarket at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. eBay’s and Gmarket’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

Exhibit G

BREAKING: eBay Expands in Asia:

Gmarket Purchase Announced

I first wrote about this story back in August and September of last year. You can see that initial post here.

According to a press release this evening, eBay Inc. has signed an agreement to expand its Asian operations to include Gmarket, Korea’s leading online marketplace. The tender offer is at $24.00 per share for a total purchase price of up to approximately $1.2 billion.

From the release:

At closing, eBay will hold at least 67 percent of Gmarket as a result of shares tendered pursuant to agreements to tender with members of management and other investors sufficient to satisfy the minimum tender condition, as well as new shares issued by Gmarket in connection with the combination of Gmarket and eBay’s existing Korean marketplace business, Internet Auction Company. Shareholders that have signed agreements to tender include Interpark Corporation and its chairman, Ki Hyung Lee, current holders of approximately 34 percent of the outstanding shares of Gmarket. eBay will combine Gmarket’s operations with IAC, while maintaining separate sites.

When I first received a briefing on Gmarket last year, I admit I wasn’t totally aware of the significance of the potential acquisition. However, according to a recent IDC market update on Korea, it is the 6th largest ecommerce market in the world (behind the U.S., Germany, U.K., China and Japan).

“The combination of Gmarket and IAC establishes an exceptionally strong leadership position for eBay in one of the world’s largest, most dynamic and innovative e-commerce markets,” said John Donahoe, eBay Inc.’s president and chief executive officer. “This deal creates strong operational synergies between the two market leaders, offers more opportunities for sellers and enhances our ability to better serve complementary consumer segments.”

As I reported last year, eBay entered the Korean market in 2001 when it became a majority shareholder in Internet Auction Co. (IAC), Korea’s largest auction-based ecommerce site. IAC began service in April 1998 as the first Korean company to offer online trading, and has since grown to become one of the leading services of its kind in Korea. According to the press release, Gmarket and IAC websites will remain separate but will operate within a single organization.

Gmarket recorded $2.6 billion (3.98 trillion Korean won) in gross merchandise volume in 2008 and will become a part of the overall eBay Marketplaces business moving forward.

The full press release is here.

Cheers,

RBH

Additional Information and Where to Find It

This announcement is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares or American Depositary Shares of Gmarket. At the time the offer is commenced, eBay and its acquisition subsidiary will file tender offer materials with the U.S. Securities and Exchange Commission (the “SEC”) and Gmarket will file a Solicitation/Recommendation Statement with respect to the offer. The tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other offer documents) and the Solicitation/Recommendation Statement will contain important information, which should be read carefully before any decision is made with respect to the tender offer. The Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of shares or American Depositary Shares of Gmarket at no expense to them at the SEC’s web site at www.sec.gov. Free copies of these documents will be made available upon request by mail to eBay Inc., 2145 Hamilton Avenue, San Jose, CA 95125, Attention: Investor Relations or to Gmarket Inc., 9th Floor, LIG Tower, 649-11 Yeoksam-Dong, Gangnam-Gu, Seoul 135-912, Korea, Attention: Investor Relations.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, Gmarket and eBay file annual and special reports and other information with the SEC. You may read and copy any reports or other information filed by eBay or Gmarket at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. eBay’s and Gmarket’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

Exhibit H

(Call-out box)

Why It Matters

Gmarket is a great business that complements eBay’s business model and will enable the company to provide buyers and sellers in the region with an improved experience.

The combination of Gmarket and eBay’s Internet Auction Co. enhance eBay’s long-term position in Asia and gives the company broader platform and operational capabilities.

eBay Expands Asian Operations Through Combination with Gmarket

Move strengthens eBay’s e-commerce position in Korea, the world’s sixth largest marketplace

Editor’s Note: The following press release was issued by eBay Inc. on April 15. Stay tuned to iWeb in the coming weeks for a follow-up story outlining eBay’s Marketplaces Asia strategy.

eBay Inc. and Gmarket Inc. today jointly announced a definitive agreement for eBay to combine Gmarket, Korea’s leading e-commerce business, with eBay’s existing online marketplace in Korea. Under the terms of the agreement, eBay will make a cash tender offer of $24.00 per share for all outstanding Gmarket common shares and American Depositary Shares, for a total purchase price of up to approximately $1.2 billion assuming all outstanding shares are tendered. As of April 15, 2009, the consideration of $24.00 per share was equivalent to approximately 31,767 Korean won per share.

At closing, eBay will hold at least 67 percent of Gmarket as a result of shares tendered pursuant to agreements to tender with members of management and other investors sufficient to satisfy the minimum tender condition, as well as new shares issued by Gmarket in connection with the combination of Gmarket and eBay’s existing Korean marketplace business, Internet Auction Company. Shareholders that have signed agreements to tender include Interpark Corporation and its chairman, Ki Hyung Lee, current holders of approximately 34 percent of the outstanding shares of Gmarket. eBay will combine Gmarket’s operations with IAC, while maintaining separate sites.

“The combination of Gmarket and IAC establishes an exceptionally strong leadership position for eBay in one of the world’s largest, most dynamic and innovative e-commerce markets,” said John Donahoe, eBay’s president and chief executive officer. “This deal creates strong operational synergies between the two market leaders, offers more opportunities for sellers and enhances our ability to serve complementary consumer segments.”

“We welcome eBay’s investment in Gmarket,” said Young Bae Ku, Gmarket’s president and chief executive officer. “This transaction will provide us an excellent opportunity for our next growth stage in Korea and will also help accelerate our expansion strategies beyond Korea. We look forward to teaming up with eBay’s leadership both locally and globally to drive our future growth and expansion.”

The Board of Directors of Gmarket has voted unanimously to approve the transaction and recommends that Gmarket security holders accept the offer. A special committee of Gmarket’s independent directors recommended approval of the transaction to Gmarket’s Board of Directors. The transaction, which is conditioned on the tender of a majority of the outstanding shares and American Depositary Shares of Gmarket on a fully diluted basis, final Korean antitrust clearance and other customary closing conditions, is expected to close in the second quarter of 2009. Following completion of the tender offer, shares of Gmarket not purchased by eBay will remain outstanding and will be delisted from The NASDAQ Stock Market. It is expected that there will not be an active trading market for outstanding Gmarket shares following completion of the offer.

With more than 86 million active users, eBay Marketplaces generated $60 billion of gross merchandise volume worldwide in 2008 and revenue of $5.6 billion. IAC generated $2.2 billion of gross merchandise volume in 2008 and revenue of $161.2 million at an assumed exchange rate of 1262 KRW per USD. In 2008, Gmarket generated $3.2 billion of gross merchandise volume and revenue of $220.8 million at the same assumed exchange rate.

Through the combined businesses, eBay will be able to offer benefits for Gmarket and IAC sellers, such as tools for quick, simultaneous listings across both platforms, and enhanced experiences for buyers through improved selection, incentives and loyalty programs. eBay also expects the combination with Gmarket to provide a potential platform for further expansion within Asia.

The combination also provides the necessary support for Korean sellers who seek access to eBay’s global network. By joining eBay’s Cross Border Trade program, Korean small and medium sized businesses can export their products to buyers in foreign countries. Jooman Park, president of IAC and Young Bae Ku, president of Gmarket will jointly lead the combination of IAC and Gmarket and will manage the integration of the two e-commerce companies.

Gmarket’s focus on fashion-oriented categories and IAC’s focus on computers, electronics and sports give the two platforms core strengths in complementary consumer segments. Females age 20-29, representing Korea’s fastest-growing online segment, comprise more than 21 percent of Gmarket’s consumer base. Males age 30 and over comprise IAC’s biggest consumer segment. Korea is the world’s sixth-largest e-commerce market behind the United States, Germany, United Kingdom, China and Japan. eBay has more than seven years of experience in the market, beginning with its acquisition of IAC in 2001.

eBay Inc. will host an investor conference call on Thursday, April 16 at 6 a.m. PDT to discuss this announcement. A live webcast of the conference can be accessed through eBay Investor Relations Web site at http://investor.ebay.com. An archive of the webcast will be accessible through the same link.

Additional Information and Where to Find It

This announcement is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares or American Depositary Shares of Gmarket. At the time the offer is commenced, eBay and its acquisition subsidiary will file tender offer materials with the U.S. Securities and Exchange Commission (the “SEC”) and Gmarket will file a Solicitation/Recommendation Statement with respect to the offer. The tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other offer documents) and the Solicitation/Recommendation Statement will contain important information, which should be read carefully before any decision is made with respect to the tender offer. The Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of shares or American Depositary Shares of Gmarket at no expense to them at the SEC’s web site at www.sec.gov. Free copies of these documents will be made available upon request by mail to eBay Inc., 2145 Hamilton Avenue, San Jose, CA 95125, Attention: Investor Relations or to Gmarket Inc., 9th Floor, LIG Tower, 649-11 Yeoksam-Dong, Gangnam-Gu, Seoul 135-912, Korea, Attention: Investor Relations.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, Gmarket and eBay file annual and special reports and other information with the SEC. You may read and copy any reports or other information filed by eBay or Gmarket at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. eBay’s and Gmarket’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

Author: iWeb Staff

Posted on: April 15, 2009

(Sidebar 1)

About Gmarket

Founded in 2000, Gmarket Inc. is a leading retail e-commerce marketplace in Korea, offering buyers a wide selection of products at competitive prices and sellers a comprehensive and flexible sales solution. Gmarket is especially popular with female shoppers in their 20s, the largest segment in Korea.

(Sidebar 2)

About IAC

Founded in 1998 as an online auctioneer, Internet Auction Co. has become one of Korea’s leading online marketplaces with more than 21 million registered users. Acquired by eBay in 2001, IAC has played a key role in improving Korea’s retail e-commerce market through greater selection for buyers and diverse sales solutions for sellers.

Exhibit I

806
811
813
731
697
697
673
645
645
570
Int'l
U.S

8.9
8.9
8.7
7.7
7.3
7.3
7.2
7.0
6.6
6.4
Int'l

357
366
386
410
458
281
281
281
290
274
Int'l

Exhibit I

806 811 813 731 Int’l

697

U.S

697 673 645 645 570

8.9 8.9 8.7 7.7 7.3 Int’l

U S

7.3 7.2 7.0 6.6 6.4

357 366 386 410 458 Int’l

U . S.

281 281 281 290 274

For more information, contact Usher Lieberman at ulieberman@ebay.com or call eBay’s media hotline at 408.376.7458. For the latest eBay Inc. news, go to ebayinkblog.com Updated: Q4 2008

Internet Auction Co. Company Profile

www.auction.co.kr

IAC Snapshot

Gmarket Inc. Company Profile

www.gmarket.co.kr

Gmarket Snapshot

TOM Online
investment date: 12/2006
location: China
Sekaimon
commercial agreement date: 12/2007
location: Japan
Gmarket (pending)
announcement date: 04/2009
location: Korea
Internet Auction Co.
acquisition date: 02/2001
location: Korea
Baazee
acquisition date: 08/2004
location: India
PChome Online
investment date: 09/2006
location: Taiwan
Sanook
commercial agreement date: 5/2007
location: Thailand
acquisitions
commercial agreements

Internet Auction Co. Company Profile

www.auction.co.kr

IAC Snapshot

Gmarket Inc. Company Profile

www.gmarket.co.kr

Gmarket Snapshot

For more information, contact Usher Lieberman at ulieberman@ebay.com or call eBay’s media hotline at 408.376.7458. For the latest eBay Inc. news, go to ebayinkblog.com Updated: Q4 2008

Additional Information and Where to Find It

This fact sheet is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares or American Depositary Shares of Gmarket. At the time the offer is commenced, eBay and its acquisition subsidiary will file tender offer materials with the U.S. Securities and Exchange Commission (the “SEC”) and Gmarket will file a Solicitation/Recommendation Statement with respect to the offer. The tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other offer documents) and the Solicitation/Recommendation Statement will contain important information, which should be read carefully before any decision is made with respect to the tender offer. The Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of shares or American Depositary Shares of Gmarket at no expense to them at the SEC’s web site at www.sec.gov. Free copies of these documents will be made available upon request by mail to eBay Inc., 2145 Hamilton Avenue, San Jose, CA 95125, Attention: Investor Relations or to Gmarket Inc., 9th Floor, LIG Tower, 649-11 Yeoksam-Dong, Gangnam-Gu, Seoul 135-912, Korea, Attention: Investor Relations.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, Gmarket and eBay file annual and special reports and other information with the SEC. You may read and copy any reports or other information filed by eBay or Gmarket at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. eBay’s and Gmarket’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://wwvw.sec.gov.

For more information, contact Usher Lieberman at ulieberman@ebay.com or call eBay’s media hotline at 408.376.7458. For the latest eBay Inc. news, go to ebayinkblog.com Updated: Q4 2008

Exhibit J

Jay Lee Corporate Senior Vice President, eBay Inc. & General Manager, eBay Asia Pacific
Jay Lee is corporate senior vice president of eBay Inc., and general manager of eBay Asia-Pacific. In this role, he is responsible for managing this fast-growing region where the company has presence in 11 markets including Korea, Australia, China, and India. Prior to taking responsibility for eBay’s Asia-Pacific business, he served as the CEO of Internet Auction Co., an eBay company in Korea, from May 2002 to December 2004. Before joining Internet Auction Co., he was the CEO of Thrunet, a cable modem-based broadband access provider for two years. Thrunet was the first Korean company to list on NASDAQ. Before that, Lee worked as a Partner at the Boston Consulting Group (BCG), focusing on High Tech and eBusiness companies. He was the first Korean Partner in the company’s history. Lee holds a BS in international relations from Brown University and an MBA from Harvard Business School.

Joo Man Park Chief Executive Officer, Internet Auction Co.
Joo Man Park has served as chief executive officer of Internet Auction Co., Korea’s representative online marketplace since January 2005. He joined the company in 2002 as executive director, and was promoted to chief operating officer overseeing strategy, sales and marketing in 2004. Previously, he served as planning director of Thrunet, a leading cable modem-based broadband access provider. Before that, he was a consultant at Boston Consulting Group (BCG) and also worked for Hyundai International Bank. Park holds a BA in business administration from Korea University and an MBA from the University of Pennsylvania’s Wharton School.

Young Bae Ku Chief Executive Officer, Representative Director, Gmarket Inc.
Young Bae Ku has served as chief executive officer and representative director of Gmarket Inc. since October 2001. Prior to assuming this position, Ku was Gmarket’s director of business operations from March to October of 2001. Before joining Gmarket in October 2000, Ku led the development of the Goodsdaq pilot service at Interpark Corporation, and was responsible for business development in the United States for Interpark’s Goodsdaq Corporation. Before joining Interpark Corporation, Ku led field operations in oilfield services for Schlumberger in the Middle East and India. Ku received a bachelor’s degree in petroleum and mineral engineering from Seoul National University.

Additional Information and Where to Find It

This fact sheet is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares or American Depositary Shares of Gmarket. At the time the offer is commenced, eBay and its acquisition subsidiary will file tender offer materials with the U.S. Securities and Exchange Commission (the “SEC”) and Gmarket will file a Solicitation/Recommendation Statement with respect to the offer. The tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other offer documents) and the Solicitation/Recommendation Statement will contain important information, which should be read carefully before any decision is made with respect to the tender offer. The Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of shares or American Depositary Shares of Gmarket at no expense to them at the SEC’s web site at www.sec.gov. Free copies of these documents will be made available upon request by mail to eBay Inc., 2145 Hamilton Avenue, San Jose, CA 95125, Attention: Investor Relations or to Gmarket Inc., 9th Floor, LIG Tower, 649-11 Yeoksam-Dong, Gangnam-Gu, Seoul 135-912, Korea, Attention: Investor Relations.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, Gmarket and eBay file annual and special reports and other information with the SEC. You may read and copy any reports or other information filed by eBay or Gmarket at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. eBay’s and Gmarket’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.